FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                          For the month of April, 2003

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F ...X...        Form 40-F .......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes .......           No ...X...


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                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Abbey National plc

2. Name of shareholder having a major interest

Fidelity Management & Research Company and Associates

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

36 or so Nominee Companies ( for various amounts )

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

1,015,829 ( being the number disposed of since the last notification )

8. Percentage of issued class

Nominal

9. Class of security

Ordinary Shares of 10p each

10. Date of transaction

2nd April, 2003 ( being date notification received)

11. Date company informed

2nd April, 2003

12. Total holding following this notification

57,676,737 Shares

13. Total percentage holding of issued class following this notification

3.96 per cent

14. Any additional information


Disclosure relates to FMR Corp and Fidelity International Limited and its direct and indirect subsidiaries (being non-beneficial interests )

15. Name of contact and telephone number for queries

P J Lott - Abbey National Group Secretariat (0207 756 4333)

16. Name and signature of authorised company official responsible for making this notification

P J Lott - Abbey National Group Secretariat

Date of notification

3rd April, 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ABBEY NATIONAL plc


Date: 3 April, 2003                           By  /s/ Peter Lott
                                                  ----------------
                                              Abbey National Group Secretariat